Mail Stop 3010

September 1, 2009

Mr. Steven R. Fife
Chief Financial Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

> **Re:** **LECG Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 0-50464**

Dear Mr. Fife:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period ended June 30, 2009

Note 5. Goodwill and payable for business acquisitions, page 7

1. We note that you recorded $1.8 million of guaranteed payments related to the Secura Group, LLC asset purchase agreement as goodwill in May 2009. We also note that you concluded in the fourth quarter of 2008 that your goodwill asset, including approximately $7.2 million related to the Secura purchase, was fully impaired, and that your market capitalization has both declined significantly since the end of 2008 and has been significantly below the book value of your equity for each of the first and second quarters of 2009. Please tell us what consideration you gave to the requirements of paragraph 28 of SFAS No. 142 in determining whether to test goodwill for impairment as of June 30, 2009.

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Eric McPhee
Staff Accountant